UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Facet Biotech Corporation
(Name of Subject Company)
FBC Acquisition Corp.
Biogen Idec Inc.
(Names of Filing Persons—Offerors)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
30303Q103
(Cusip Number of Class of Securities)
Susan H. Alexander, Esq.
Executive Vice President, General Counsel and Secretary
Biogen Idec Inc.
14 Cambridge Center
Cambridge, Massachusetts  02142
Telephone:  (617) 679-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
Patricia A. Vlahakis, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019
Telephone:  (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$367,498,019.50	$20,506.39

*	Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee is calculated by multiplying the total transaction value by 0.00005580. The transaction value was calculated by adding the sum of (i) 24,559,791 shares of common stock, par value $0.01 (“Common Stock”), of Facet Biotech Corporation (the “Company”) reported by the Company to be outstanding as of July 31, 2009, less 100 shares of Common Stock owned by Biogen Idec Inc., and multiplied by $14.50 (the offer price per share), and (ii) 785,000 shares that may be subject to issuance pursuant to the exercise of stock options reported by the Company to be exercisable as of June 30, 2009, multiplied by $14.50 (the offer price per share).
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Items 1 through 9 and Item 11
Item 10. Financial Statements
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-(a)(1)(A) Offer to Purchase dated September 21, 2009
EX-(a)(1)(B) Letter of Transmittal
EX-(a)(1)(C) Notice of Guaranteed Delivery
EX-(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
EX-(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
EX-(a)(1)(F) IRS Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form
EX-(a)(5)(1) Summary Advertisement, published September 21, 2009
EX-(a)(5)(2) Press Release issued by Biogen Idec Inc. on September 21, 2009

     This Tender Offer Statement on Schedule TO relates to a tender offer by FBC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Biogen Idec Inc., a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Facet Biotech Corporation, a Delaware corporation (the “Company”), including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of September 7, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights” and, together with the Common Stock, the “Shares”), for a purchase price of $14.50 per Share, net to the seller in cash, without interest thereon (and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase dated September 21, 2009 (the “Offer to Purchase”) and in the related letter of transmittal filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Tender Offer Statement on Schedule TO.
Items 1 through 9 and Item 11
The information in the Offer to Purchase, including all schedules thereto, and the letter of transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Tender Offer Statement on Schedule TO.
Item 10. Financial Statements.
Not applicable.
Item 12. Exhibits

(a)(1)(A)	Offer to Purchase dated September 21, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	IRS Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.

(a)(5)(1)	Summary Advertisement, published September 21, 2009.

(a)(5)(2)	Press Release issued by Biogen Idec Inc. on September 21, 2009.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 21, 2009

BIOGEN IDEC INC.
By:	/s/ James C. Mullen
	Name:	James C. Mullen
	Title:	President and Chief Executive Officer

FBC ACQUISITION CORP.
By:	/s/ Michael Lytton
	Name:	Michael Lytton
	Title:	President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated September 21, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	IRS Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.

(a)(5)(1)	Summary Advertisement, published September 21, 2009.

(a)(5)(2)	Press Release issued by Biogen Idec Inc. on September 21, 2009.

(b)	None.

(d)	None.

(g)	None.

(h)	None.